Mailstop 3233
                                                                  November 20,
2018


     Via E-Mail
     Matias I. Gaivironsky
     Chief Financial Officer
     IRSA Inversiones y Representaciones Sociedad An nima
     Moreno 877 24th Floor
     Buenos Aires, Argentina

            Re: IRSA Inversiones y Representaciones Sociedad An nima Form 20-F for the fiscal year ended June 30, 2017 Filed October 31, 2017
                    Response Dated October 19, 2018
                    File No. 001-13542

     Dear Mr. Gaivironsky:

            We have reviewed your October 19, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments.
     Unless we note otherwise, our references to prior comments are to comments in our September
     21, 2018 letter.

     Form 20-F for the fiscal year ended June 30, 2017

     Item 5. Operating and Financial Review and Prospects

     Critical Accounting Policies and Estimates, page 141

     Effects of foreign currency fluctuations, page 145

     1. We understand that rents from your shopping mall leases are indexed to tenant revenues, that you expect tenant revenue growth to be correlated to Argentine inflation, and that you attribute the appreciation in shopping mall fair values relative to office fair values to those expectations. Please quantify the effect of indexed rents on your shopping mall fair
 Matias I. Gaivironsky
IRSA Inversiones y Representaciones Sociedad An nima
November 20, 2018
Page 2

      value measurements. Please explain how the increase in nominal cash flows due to indexed rents is, or is not, offset by the use of a nominal discount rate.

2. We understand that you do not determine the discount rate implied by the fair value of your office properties for which fair value is measured using comparable transactions.
      IFRS 13 requires maximization of relevant observable inputs; please explain why the discount rate for office properties is not relevant for measuring the fair value of other commercial investment properties, such as shopping malls.

3.    We understand that you consider your weighted-average cost of capital
(WACC) when
      discounting future cash flows to measure the fair value of your shopping malls. Please explain:
             why your WACC is consistent with market participant assumptions;
and
             How your WACC is adjusted for different risks associated with each investment property.

4. If the discount rate for office properties is not relevant to the fair value measurement of shopping mall properties, please explain why it is appropriate to use your enterprise
      WACC to discount the future cash flows of your shopping mall properties. That is, since you hold both shopping mall properties and office properties, if you believe that shopping mall discount rates are not relevant to shopping malls, explain why your WACC would be appropriate for shopping malls.

5. We understand that you use forward USD/ARS forward rates implied by the onshore futures market for one year to measure the fair value of your shopping malls, and then revert to long-term relative inflation rates in the two currencies. Please explain how you consider other observable sources for forward foreign exchange rates. For example, we observe that certain financial data aggregators publish estimated non-deliverable forward foreign exchange rates for periods up to five years at certain valuation dates.

       You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3438 with any questions.


                                                            Sincerely,

                                                            /s/ Robert F.
Telewicz, Jr.

                                                            Robert F. Telewicz,
Jr.
                                                            Branch Chief
                                                            Office of Real
Estate and
                                                             Commodities